UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________
FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

February 2026
Commission File
Number: 001-04546
______________________________________________________
 UNILEVER PLC
(Translation of registrant’s name into English)
 _____________________________________________________

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
_____________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

5 February 2026

Unilever PLC
(the "Company")

Notification of issuance of equity securities

4,200,000 ordinary shares of 3 1/2p each in the Company (the "New Ordinary Shares") have been issued and allotted for the purposes of satisfying the vesting of awards under the Company's employee share schemes (the Unilever Share Plan 2017 (including the Unilever North America Omnibus Equity Compensation Plan) and the SHARES Plan) and admitted to trading on the Main Market of the LSE under the Company's existing block admission of shares for this purpose dated 14 March 2024.

The New Ordinary Shares will rank equally with the existing issued ordinary shares of the Company.

This notification is being made in accordance with UKLR 6.4.4 and PRM 1.6.2, and for PRM 1.6.2 purposes covers the period 15 September 2025 to 5 February 2026.

1	Details of the issuer
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
2	Details of the transferable securities issued and admitted to trading
a)	Name, type and identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Regulated market	London Stock Exchange - Main Market
c)	Number of further securities issued and admitted	4,200,000
d)	Total number of securities admitted following issuance	2,185,205,247 ordinary shares 1,577,778 ordinary shares (not yet in issue) remain subject to the block admission dated 14 March 2024
e)	Fungibility	Fully fungible with existing ordinary shares
3	Issue and admission details
a)	Dates of issuance and admission	5 February 2026 (admitted under block admission dated 14 March 2024)
b)	Prospectus information	Prospectus: N/A Supplementary: N/A Company's website: https://www.unilever.com/

For any enquiries, please contact:
Investor Relations: Investor.Relations@unilever.com
Unilever Press Office: Press-Office.London@unilever.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/S/ M VARSELLONA

By M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date 05 February 2026